(Celgene Corporation letterhead)

Via Edgar

October 4, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Celgene Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 11, 2016

Form 8-K dated April 28, 2016

Filed April 28, 2016

Form 8-K dated January 28, 2016

Filed January 28, 2016

File Number 001-34912

Dear Mr. Rosenberg:

This letter reflects the responses of Celgene Corporation (“Celgene”) to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to Mr. Peter N. Kellogg, Executive Vice President and Chief Financial Officer of Celgene, dated September 16, 2016 (the “Comment Letter”) relating to Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) as well as Celgene’s Form 8-Ks filed on January 28, 2016 and April 28, 2016. We have reproduced the Staff’s comments, which are numbered to correspond to the comment numbers in the Comment Letter, and we have responded below each comment.

SEC Comment:

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 19: Geographic and Product Information, page 116

1.                                      We acknowledge your response to prior comment 1. Although you disclose the fact that you are organized in one segment consistent with your prior responses, you do not explain why you are organized this way. Please revise your proposed disclosure to be provided in future periodic reports that discusses strategically why you are structured as one segment and use consolidated information to allocate resources and assess performance when you have multiple franchises in your business.

Celgene Corporation Response:

We propose the following disclosure to be included in our September 30, 2016 Form 10-Q in Note 1 of Notes to Unaudited Consolidated Financial Statements:

“Celgene operates in a single segment engaged in the discovery, development, manufacturing, marketing, distribution and sale of innovative therapies for the treatment of cancer and inflammatory diseases. Consistent with our operational structure, our Chief Executive Officer (“CEO”), as the chief operating decision maker, manages and allocates resources at the global corporate level. Our global research and development organization is responsible for discovery of new drug candidates and supports development and registration efforts for potential future products. Our global supply chain organization is responsible for the manufacturing and supply of products. Regional/therapeutic area commercial organizations market, distribute and sell our products. The business is also supported by global corporate staff functions. Managing and allocating resources at the global corporate level enables our CEO to assess the overall level of resources available and how to best deploy these resources across functions, therapeutic areas, regional commercial organizations and research and development projects in line with our overarching long-term corporate-wide strategic goals, rather than on a product or franchise basis. Consistent with this decision-making process, our CEO uses consolidated, single-segment financial information for purposes of evaluating performance, allocating resources, setting incentive compensation targets, as well as forecasting future period financial results.”

SEC Comment:

Form 8-K filed July 28, 2016

Exhibit 99.1

Earnings Release Dated July 28, 2016

2.                                      We acknowledge your response to prior comment 2. Please provide us the following additional information regarding your response to the third bullet:

•                  Help us understand how upfront collaboration expenses are different from research and development expenses you would have incurred had you performed the associated research and development activities yourself; and

•                  Tell us whether your internal forecasts include a line item for collaboration expenses (including upfront payments) or if you separately forecast these expenses in any other reports. If so tell us the periods over which you forecast.

Celgene Corporation Response:

How upfront collaboration expenses differ from normal, recurring research and development expenses:

•                  We believe that normal, recurring research and development expenses are fundamentally different from upfront collaboration expenses (“Upfronts”). We will first describe our normal, recurring research and development expenses and then contrast that with Upfronts, highlighting the important differences between the two.

Research and development expenses recorded for any reporting period include the normal, recurring operating expenses incurred by us when performing research and development activities in our numerous research programs, regardless of whether those programs originated at Celgene or at other companies. Normal, recurring operating expenses for our research programs primarily include administrative costs of overseeing the programs, payroll costs, facility costs, supply costs and external service provider costs such as contract research organizations that provide clinical trial services and support. For collaboration partner-originated research programs, normal, recurring operating expenses may also include cost-sharing expenses/reimbursements pursuant to contractual obligations as well as contractual milestone payments up to the point of regulatory approval. For both Celgene-originated research programs and collaboration partner-originated research programs, the expenses incurred are recurring and predicable so we are able to, and do, include expenses for such activities in our budgets and forecasts. If at any time a decision is made to stop pursuing a research program, the direct expenses related to such program would cease. As noted in our prior response, we are engaged in numerous research programs and in each of the last three years (2015, 2014 and 2013) a significant majority of our GAAP research and development expense has related to these research programs (both Celgene-initiated and collaborator-initiated) and not Upfronts.

Upfronts are fundamentally different in timing, nature and predictability from the normal, recurring research and development expenses described above. We view the initial Upfronts to collaboration partners as discrete and strategic in nature since these payments are made at the commencement of a relationship anticipated to continue for a multi-year period and provide us with option rights, intellectual property rights, data and information rights and a unique sharing of scientific innovation and knowledge that we could not otherwise obtain. Such rights are, in some respects, similar to an investment in the in-process research and development (“IPR&D”) of a collaboration partner and the Upfronts are partially in recognition of the value created by the collaboration partner prior to commencement of the collaborative relationship. The strategic decision to invest in a collaboration (similar to an acquisition) is inherently unpredictable as to timing and the amount of investment required adds another layer of uncertainty. This compounding of volatility on top of variability of amounts is due to the market driven nature of the process, where it is uncertain whether Celgene will be selected as the collaboration partner and the final deal terms are negotiated at arms-length by the parties.

The amount paid by us in connection with any specific transaction is not based on the cost of the research work previously performed by our collaboration partner (or any hypothetical dollar value of expense we would have incurred to arrive at the same point), but rather reflects a judgment of the potential value of the research program at the time of the initial transaction. This estimated potential value is often the result of a competitive bidding process with other market participants to determine the amount of the one-time payment to buy into the program as part of the commencement of a collaborative relationship. For example, it is not uncommon for an initial collaboration payment to a small collaboration partner to be much larger than the resources utilized by them to do the research work if they have made a scientific breakthrough in a research area within a relatively short time period.

Additionally, Upfronts are not a proxy for our estimate of what it would cost us to conduct a research program. Due to the inherent uncertainties in research and development activities, it would be extremely difficult for us to accurately predict the amount of resources we would have expended on a research program in order to obtain the point of progress reached at the time we decide to enter into a collaboration agreement with respect to it (i.e., our internal efforts might have been more or less efficient or we may or may not have made a particular key discovery sooner or later). We therefore do not view or characterize Upfronts as substitutes for normal, recurring research and development expenses.

New collaborations can expand our capability and knowledge into a new research area or in a current research area. In either case, we view the Upfronts as strategic investments to compensate a collaboration partner for value created prior to our involvement in the program and gain access to data, information and scientific innovation that we would otherwise not have access to. Again, once a collaboration between the parties is formed, all subsequent research and development expenses are included in our non-GAAP results.

Internal Forecasts

•                  Our internal budgets and forecasts do not include Upfronts since they are inherently unpredictable, both as to occurrence and amount. In contrast, we forecast for other research and development expense (which includes all collaboration expenses for existing collaborations other than Upfronts) by forecasting both the administration/shared services needed to support the organization and the expenses projected for each individual research program. As noted above, once we have entered into a collaborative arrangement, the cost-sharing expenses/reimbursements pursuant to contractual obligations as well as contractual milestones agreed to under a collaboration agreement are projected and are included in research and development expense for the applicable research program and are forecasted accordingly. Except as discussed below with respect to potential cash disbursements included as placeholders for cash management purposes, Upfronts appear only in our actual reported results.

Attachment 1 to this response letter (which is being furnished separately to the staff on a supplemental basis) is our 2016 Business Plan as approved by our CEO and Board of Directors in December 2015. This document includes projected 2016 research and development expense, which figure does not include any projected Upfronts as they are not part of our research and development budgeting process. The fact that our internal budget does not include a forecast of Upfronts is further demonstrated by comparing this budget to our January 28, 2016 earnings press release, where we provided our initial 2016 earnings guidance to investors. As can be seen in the reconciliation of 2016 Projected GAAP to Adjusted Net Income (and as expressly highlighted in Note (1) to the reconciliation), there are no projected Upfronts included in our guidance.

We further confirm that we do not forecast Upfronts in any other internal Profit & Loss reports. We note however, that for cash management purposes, our Treasury group includes in its long-term forecast a few line items that serve as placeholders for potential cash disbursements with respect to either acquisition or upfront collaboration payment scenarios as well as other possible sources and uses of cash. Attachment 2 to this response letter (which is being furnished separately to the staff on a supplemental basis) is the Treasury group’s December 2015 version of its strategic cash forecast. We do not believe that the inclusion of a placeholder for potential upfront cash payments and Mergers & Acquisitions line items is significant or that it qualifies as a forecast of these payments since the amount generally does not change from year to year and is primarily included for evaluating cash management requirements. This amount is not provided by either the executive team who would approve such actual expenditures or the Business Development team who would negotiate the collaboration agreements. This document is strictly an internal Treasury group analysis of possible sources and uses of capital. Alternative scenarios are developed by Treasury throughout the year to anticipate possible cash/financing needs. There is no pre-approved budgetary item for either the number of collaboration arrangements we may enter into in any given year or the magnitude thereof as these are both ultimately driven by opportunities that may or may not present themselves in the marketplace. In addition, the payments made in connection with such collaboration arrangements are likewise not pre-determinable.

SEC Comment:

Reconciliation of GAAP to Adjusted Net Income

3.                                      We acknowledge your response to prior comment 3. Please revise your proposed disclosure to address how you use each non-GAAP measure and why they are meaningful to investors. In this regard, for example, you discuss non-GAAP research and development expenses and non-GAAP selling, general and administrative expenses in your release but do not separately discuss how they are used and why they are meaningful. In your response specifically indicate how the removal of upfront collaboration expenses from your non-GAAP research and development expenses provides useful and meaningful information about your research and development activities to investors.

Celgene Corporation Response:

We propose the following disclosure to be included in our future earnings press releases that contain non-GAAP measures:

“In addition to financial information prepared in accordance with U.S. GAAP, this press release also contains certain non-GAAP financial measures based on management’s view of performance including:

•                  adjusted research and development expense,

•                  adjusted selling, general and administrative expense,

•                  adjusted operating margin,

•                  adjusted net income, and

•                  adjusted earnings per share.

Management uses such measures internally for planning and forecasting purposes and to measure the performance of the Company. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. When preparing these supplemental non-GAAP financial measures we typically exclude certain GAAP items that management does not consider to be normal, recurring, cash operating expenses but that may not meet the definition of unusual or non-recurring items. Other companies may define these measures in different ways. The following categories of items are excluded from adjusted financial results:

Acquisition and Divestiture-Related Costs:  We exclude the impact of certain amounts recorded in connection with business combinations and divestitures from our adjusted financial results that are either non-cash or not normal, recurring operating expenses due to their nature, variability of amounts, and lack of predictability as to occurrence and/or timing. These amounts may include non-cash items such as the amortization of acquired intangible assets, amortization of purchase accounting adjustments to inventories, intangible asset impairment charges and expense or income related to changes in the estimated fair value measurement of contingent consideration. We also exclude transaction and certain other cash costs associated with business acquisitions and divestitures that are not normal recurring operating expenses, including severance costs which are not part of a formal restructuring program.

Share-based Compensation Expense:  We exclude share-based compensation from our adjusted financial results because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued.

Upfront Collaboration Expense:  We exclude upfront collaboration expenses from our adjusted financial results because we do not consider them to be normal, recurring operating expenses due to their nature, variability of amounts, and lack of predictability as to occurrence and/or timing. Upfront payments to collaboration partners are made at the commencement of a relationship anticipated to continue for a multi-year period and provide us with intellectual property rights, option rights and other rights with respect to particular programs. The variability of amounts and lack of predictability of upfront collaboration expenses makes the identification of trends in our ongoing research and development activities more difficult. We believe the presentation of adjusted research and development, which does not include upfront collaboration expenses, provides useful and meaningful information about our ongoing research and development activities by enhancing investors’ understanding of our normal, recurring operating research and development expenses and facilitates comparisons between periods and with respect to projected performance. All expenses incurred subsequent to the initiation of the collaboration arrangement, such as research and development cost-sharing expenses/reimbursements and milestone payments up to the point of regulatory approval are considered to be normal, recurring operating expenses and are included in our adjusted financial results.

Restructuring Costs:  We exclude costs associated with restructuring initiatives from our adjusted financial results. These costs include amounts associated with facilities to be closed, employee separation costs and costs to move operations from one location to another. We do not frequently undertake restructuring initiatives and therefore do not consider such costs to be normal, recurring operating expenses.

Certain Other Items:  We exclude certain other significant items that may occur occasionally and are not normal, recurring, cash operating expenses from our adjusted financial results. Such items are evaluated on an individual basis based on both the quantitative and the qualitative aspect of their nature and generally represent items that, either as a result of their nature or magnitude, we would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items that have been excluded from adjusted financial results would be: expenses for significant litigation-related loss contingency accruals and expenses to settle other disputed matters.

Net Income Tax Items:  We exclude the net income tax impact of the non-tax adjustments and the impact of certain other significant income tax items, which are not associated with our normal, recurring operations (“Non-Operating Tax Items”), from our adjusted financial results. The net income tax impact of the non-tax adjustments includes the impact on both current and deferred income taxes and is based on the taxability of the adjustment under local tax law and the statutory tax rate in the tax jurisdiction where the adjustment was incurred. Non-Operating Tax Items include items which may occur occasionally, are not normal, recurring operating expenses (or benefits), and may include adjustments related to acquisitions, divestitures, collaborations, certain adjustments to the amount of unrecognized tax benefits related to prior year tax positions, and other similar items.”

SEC Comment:

Form 8-K filed January 28, 2016

Exhibit 99.1

Reconciliation of GAAP to Adjusted Net Income

4.                                      We acknowledge your response to prior comment 4. Please represent to us that in future period earnings releases you will separately disclose and explain any material “non-operating tax items” recorded during the periods being presented. See CDI 102.11.

Celgene Corporation Response:

We confirm that in future period earnings releases we will separately disclose and explain any material “non-operating tax items” recorded during the periods being presented in accordance with Question 102.11 of the updated Compliance and Disclosure Interpretations on Non-GAAP Measures issued on May 17, 2016.

* * * * *

In connection with responding to the Comment Letter, we acknowledge that:  (1) we are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any further questions regarding the matters addressed in this letter, I can be reached at (908) 673-9811, and if I am not available, please contact Anthony Guzzo, Celgene’s Vice President, Corporate Controller, at (908) 219-0525.

Very truly yours,

/s/ Peter N. Kellogg

Peter N. Kellogg
Executive Vice President
Chief Financial Officer

cc: Anthony Guzzo